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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F X  Form 40-F
                                       ---          ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                    Yes      No X
                                       ---     ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                    Yes      No X
                                       ---     ---

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                    Yes   No X
                                      ---   ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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Endesa Announces Interim Dividend for the Year 2004

    NEW YORK--(BUSINESS WIRE)--Oct. 27, 2004--ENDESA (NYSE:ELE) has communicated to the CNMV, that at its meeting held on October 26th 2004, the Board of Directors has agreed to pay an interim gross dividend against 2004 earnings of 0,272 euros per share.
    The dividend will be paid from January 3rd 2005 through the Banks and other Financial Entities to be announced.
    Accordingly, from January 3rd 2005, ENDESA stock will trade ex-dividend.
    This amount is a 3% higher than the interim dividend paid last January against 2003 earnings.
    For additional information please contact David Raya, North America Investor Relations Office, telephone # 212 750 7200
    http://www.endesa.es


    CONTACT: ENDESA
             David Raya, 212-750-7200

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   ENDESA, S.A.

Dated: October 27th, 2004        By: /s/ David Raya
                                     ______________________
                               Name: David Raya
                              Title: Manager of North America Investor Relations